Ridgeway
Petroleum Corp.

02 MAR -7 AM 8:07

SUPPL

02015693

NEWS RELEASE

Listed: CDNX
Symbol: RGW
Date: February 12, 2002

Ridgeway Petroleum Corp. (the "Company"), at the request of the Canadian Venture Exchange, announces that, except that interest in helium and carbon dioxide ("CO_2") has been increasing recently and discussions are continuing for the joint development of the Company's St. Johns Helium/CO_2 Project in eastern Arizona and western New Mexico, the Company is not aware of why the market price and volume of its common shares increased today.

For more information, please contact Don Currie toll free at 1-888-990-3551.

ON BEHALF OF THE BOARD OF DIRECTORS

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

for

Walter B. Ruck, President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

dlw 3/7

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com